News Release

FOR IMMEDIATE RELEASE:

CONTACT: Philip R. Mengel
          Chief Executive Officer
          U.S. Can Corporation
          (630) 678-8000

U.S. CAN REPORTS FIRST QUARTER RESULTS

Lombard, IL, May 16, 2005 — U.S. Can reported net sales of $230.4 million for its first quarter ended April 3, 2005 compared to $213.5 million for the corresponding period of 2004, an 8.0% increase. The increase is primarily due to volume increases of U.S. Aerosol and Plastics products, increased prices due to higher raw material costs, which were passed on to customers, and the positive foreign currency impact on sales made in Europe, partially offset by volume decreases in the Company's International and Custom & Specialty business segments.

For the first quarter, U.S. Can reported gross profit of $32.0 million or 13.9% to sales, compared to $19.4 million or 9.1% to sales in 2004. The improvement in first quarter 2005 gross profit dollars and gross profit percentage to sales over 2004 reflects the benefit of increased Aerosol and Plastics products volume, cost reduction programs, improved pricing due to higher raw material costs, product mix, improved International operating performance and financial benefits associated with the 2004 closing of the Company's New Castle, PA lithography and the Elgin, IL (Olive Can) Custom & Specialty plants.

Selling, general and administrative expenses for the first quarter of 2005 were $10.9 million or 4.7% of sales compared to $9.8 million or 4.6% of sales in the first quarter of 2004. The increase in the first quarter of 2005 primarily relates to severance payments to be made over time to Company executives.

During the first quarter of 2005, the Company recorded restructuring charges of $0.5 million related to position elimination costs in Europe. The position eliminations related to the continuation of an early termination program in one European facility and the product line profitability review program in the Company's German food can business.

Other income of $0.2 million was recorded in the first quarter of 2005, compared to $0.4 million in 2004. The other income represents the Company's share of the net income of its joint venture equity investment in Argentina. The first quarter of 2004 also included dividends related to an investment in operations that were formerly owned by the Company.

First quarter 2005 interest expense was $12.9 million as compared to $12.7 million for the first quarter of 2004. The increase in first quarter 2005 interest expense is due to higher average interest rates and higher average borrowings.

Bank financing fees for the first quarter of 2005 were $0.7 million as compared to $1.4 million for the first quarter of 2004. The first quarter 2005 decrease is due to lower amortization of fees associated with the Company's new Credit Facility entered into in June 2004, which are being amortized over the life of the applicable borrowings, versus the fees and expenses previously being amortized in conjunction with the Company's former Senior Secured Credit Facility.

Income tax expense was $1.1 million for the first quarter of 2005 versus $0.3 million for the first quarter of 2004. Prior to 2004, the Company recorded valuation allowances as it could not conclude that it was "more likely than not" that the deferred tax assets of certain of its foreign operations would be realized in the foreseeable future. In the fourth quarter of 2004, the Company recorded a valuation allowance for a portion of the deferred tax assets of its domestic operations. Accordingly, the Company did not record income taxes for the first quarter of 2005 for domestic and certain foreign operations and in the first quarter of 2004, for certain foreign operations.

The net income before preferred stock dividends was $6.0 million for the first quarter of 2005, compared to a net loss before preferred stock dividends of $5.0 million for the first quarter of 2004.

Earnings before interest, taxes, depreciation, amortization, special charges relating to our restructurings and certain other charges and expenses, as defined under the terms of our Credit Facility ("Credit Facility EBITDA") was $30.2 million for the first quarter of 2005 versus $19.8 million for the first quarter of 2004. The Company considers Credit Facility EBITDA to be a useful measure of its current financial performance and its ability to incur and service debt. In addition, Credit Facility EBITDA is a measure used to determine the Company's compliance with its Credit Facility. The most directly comparable

GAAP financial measure to Credit Facility EBITDA is net income (loss). Below is a quantitative reconciliation of the net income (loss) from operations before preferred stock dividends to Credit Facility EBITDA.

	1st Quarter	
	2005	2004
	(in millions)	
Net Income (Loss)	$6.0	$ (5.0)
Plus: Income Tax Provision	1.1	0.3
Plus: Interest Expense	12.9	12.7
Plus: Bank Financing Fees	0.7	1.4
Plus: Depreciation and Amortization	9.1	9.8
Plus: Cash Special Charges	0.5	0.5
Plus: Other (Deductions) Add-backs as Specified in Lending Agreement	(0.1)	0.1
Credit Facility EBITDA	$ 30.2	$ 19.8

At April 3, 2005, $23.2 million had been borrowed under the $65.0 million revolving loan portion of the Credit Facility. Letters of Credit of $15.5 million were also outstanding securing the Company's obligations under various insurance programs and other contractual agreements. In addition, the Company's reported cash balance was $3.5 million.

U.S. Can Corporation is a leading manufacturer of steel containers for personal care, household, automotive, paint and industrial products in the United States and Europe, as well as plastic containers in the United States and food cans in Europe.

Certain statements in this release constitute "forward-looking statements" within the meaning of the Federal securities laws. Such statements involve known and unknown risks and uncertainties which may cause the Company's actual results, performance or achievements to be materially different than future results, performance or achievements expressed or implied in this release. By way of example and not limitation and in no particular order, known risks and uncertainties include general economic and business conditions; the Company's substantial debt and ability to generate sufficient cash flows to service its debt; the Company's compliance with the financial covenants contained in its various debt agreements; changes in market conditions or product demand; the level of cost reduction achieved through restructuring and capital expenditure programs; changes in raw material costs and availability; downward selling price movements; currency and interest rate fluctuations; increases in the Company's leverage; the Company's ability to effectively integrate acquisitions; changes in the Company's business strategy or development plans; the timing and cost of plant closures; the success of new technology; and increases in the cost of compliance with laws and regulations, including environmental laws and regulations. In light of these and other risks and uncertainties, the inclusion of a forward-looking statement in this release should not be regarded as a representation by the Company that any future results, performance or achievements will be attained.

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http://www.uscanco.com

U.S. CAN CORPORATION
STATEMENT OF OPERATIONS
(Unaudited)
(Dollars in Thousands)

	For the Quarterly Period Ended	
	April 3, 2005	April 4, 2004
Net Sales	$ 230,445	$ 213,467
Cost of Goods Sold	198,446	194,095
Gross Profit	31,999	19,372
Selling, General and Administrative Expenses	10,908	9,804
Special Charges	513	482
Other (Income)	(167)	(380)
Interest Expense	12,940	12,717
Bank Financing Fees	729	1,378
Income (Loss) From Operations Before Income Taxes	7,076	(4,629)
Income Taxes	1,090	332
Net Income (Loss) Before Preferred Stock Dividends	5,986	(4,961)
Preferred Stock Dividends	(4,134)	(3,824)
Net Income (Loss)	$ 1,852	$ (8,785)

U.S. CAN CORPORATION
BALANCE SHEETS
AS OF APRIL 3, 2005 and DECEMBER 31, 2004
(Unaudited)
(Dollars in Thousands)

	April 3, 2005	December 31, 2004
ASSETS		
Current Assets	$ 245,254	$ 229,234
Property, Plant and Equipment	220,231	227,022
Noncurrent Assets	100,413	101,496
Total Assets	$ 565,898	$ 557,752
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities	$ 156,947	$ 170,811
Long-Term Debt	573,021	550,551
Long-Term Liabilities	69,468	72,566
Preferred Stock	166,387	162,253
Stockholders' Equity (Deficit)	(399,925)	(398,429)
Total Liabilities and Stockholders' Equity	$ 565,898	$ 557,752